UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neurologix, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

64125U109

(CUSIP Number)

Bradley E. Lerman, Esq.

Senior Vice President, General Counsel and

Corporate Secretary

Medtronic plc

710 Medtronic Parkway

Minneapolis, Minnesota 55432

Telephone: (763) 514-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64125U109

1	Names of Reporting Persons Medtronic plc
2	Check the Appropriate Box if a Member of a Group (see Instructions)* (a) ☐ (b) ☐ * Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,036,171
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,036,171
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% [1]
14	Type of Reporting Person (see Instructions) OO

[1]	Based on a total of 27,997,701 shares of Common Stock outstanding as of August 8, 2011 as reported by NRGX on its Form 10-Q filed on August 11, 2011.

SCHEDULE 13D

CUSIP No. 64125U109

1	Names of Reporting Persons Medtronic, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)* (a) ☐ (b) ☐ * Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,036,171
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,036,171
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% [1]
14	Type of Reporting Person (see Instructions) CO

[1]	Based on a total of 27,997,701 shares of Common Stock outstanding as of August 8, 2011 as reported by NRGX on its Form 10-Q filed on August 11, 2011.

SCHEDULE 13D

CUSIP No. 64125U109

1	Names of Reporting Persons Medtronic International, Ltd.
2	Check the Appropriate Box if a Member of a Group (see Instructions)* (a) ☐ (b) ☐ * Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,036,171
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,036,171
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% [1]
14	Type of Reporting Person (see Instructions) CO

[1]	Based on a total of 27,997,701 shares of Common Stock outstanding as of August 8, 2011 as reported by the Issuer on its Form 10-Q filed on August 11, 2011.

SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on May 6, 2005, as amended on February 21, 2013 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Defined terms not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a), (b) and (c)

Medtronic plc (“Medtronic plc”), 20 Lower Hatch Street, Dublin 2, Ireland, is an Irish public limited company, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic, Inc. (“Medtronic, Inc.”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, a Minnesota corporation, is a wholly-owned subsidiary of Medtronic plc through which Medtronic plc, among other things, conducts certain portions of its business. Medtronic International, Ltd. (“MIL”, and collectively with Medtronic plc and Medtronic, Inc., the “Reporting Persons”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, a Delaware corporation, is a wholly-owned subsidiary of Medtronic plc through which Medtronic plc, among other things, holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the Reporting Persons. Except as provided below, the business address for each person listed below is 710 Medtronic Parkway N.E., Minneapolis, MN 55432.

Name	Present Principal Occupation

Directors of Medtronic plc:
Richard H. Anderson	Chief Executive Officer, Delta Air Lines Inc.; 1040 Delta Blvd., Atlanta, GA 30354
Craig Arnold	Vice Chairman and Chief Operating Officer, Industrial Sector of Eaton Corporation plc; Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland
Scott C. Donnelly	Chairman, President and Chief Executive Officer, Textron, Inc.; 40 Westminster Street, Providence, Rhode Island 02903
Randall J. Hogan, III	Chairman and Chief Executive Officer, Pentair plc.; P.O. Box 471, Sharp Street, Walkden, Manchester, M28 8BU United Kingdom
Omar Ishrak	Chairman and Chief Executive Officer, Medtronic plc
Shirley Ann Jackson, Ph.D.	President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180
Michael O. Leavitt	Founder and Chairman, Leavitt Partners, 299 South Main Street, Suite 2300, Salt Lake City, UT 84111
James T. Lenehan	Financial Consultant and Retired Vice Chairman and President, Johnson & Johnson; 1586 Hampton Rd., Rydal, PA 19046
Elizabeth G. Nabel, M.D.	President, Brigham & Women’s Hospital; 75 Francis Street, Boston, MA 02115
Denise M. O’Leary	Private Venture Capital Investor, 618 Mountain Home Rd., Woodside, CA 94062
Kendall J. Powell	Chairman and Chief Executive Officer, General Mills; One General Mills Blvd., Minneapolis, MN 55426
Robert C. Pozen	Former Chairman, MFS Investment Management, 500 Boylston Street, Boston, MA 02116
Preetha Reddy	Managing Director, Apollo Hospitals Enterprise Limited, 21 Greams Lane, Off Greams Road, Chennai, 600006 India

Executive Officers of Medtronic plc (Who Are Not Also Directors):
Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group
Geoffrey S. Martha	Executive Vice President and Group President, Restorative Therapies Group
Gary L. Ellis	Executive Vice President and Chief Financial Officer
Bryan Hanson	Executive Vice President and Group President, Minimally Invasive Therapies Group

Hooman Hakami	Executive Vice President and Group President, Diabetes Group
Bradley E. Lerman	Senior Vice President, General Counsel and Corporate Secretary
Carol A. Surface	Senior Vice President and Chief Human Resources Officer
Rob Ten Hoedt	Executive Vice President and President, EMEAC

Directors and Executive Officers of Medtronic, Inc. (Who Are Not Listed Above):

N/A

Directors and Executive Officers of MIL (Who Are Not Listed Above):

Douglas A. Hoekstra	Director

(d) and (e)

None of the Reporting Persons and any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All of the individuals referred to above are United States citizens, except Preetha Reddy, who is an Indian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a) Medtronic plc, through Medtronic, Inc. and MIL, is the beneficial owner of 2,036,171 shares of Common Stock of NRGX, which represents approximately 7.3% of the outstanding Common Stock of NRGX. To the knowledge of the Reporting Persons, no other person named in Item 2 beneficially owns any NRGX shares.

Item 5(b) is hereby amended and restated to read as follows:

(b) Medtronic plc, through Medtronic, Inc. and MIL, has the sole power to vote and the sole power to dispose of 2,036,171 shares of Common Stock of NRGX.

Item 5(c) is hereby amended and restated to read as follows:

(c) To the knowledge of the Reporting Persons, no transactions in Common Stock of NRGX occurred by any person named in Item 2 above during the period beginning sixty days prior to January 26, 2015 through the date of filing hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 remains unchanged.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit C – Agreement by the persons filing this Schedule 13D to make a joint filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	MEDTRONIC PLC

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Executive Vice President and Chief Financial Officer

MEDTRONIC, INC.

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Executive Vice President and Chief Financial Officer

MEDTRONIC INTERNATIONAL, LTD.

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Vice President and Chief Financial Officer

Exhibit C

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13D and any future Amendments thereto filed hereafter with respect to the interests of the undersigned in Neurologix, Inc. The Schedule 13D to which this Exhibit C is attached has been filed on behalf of each of the undersigned and any future Schedule 13D or Amendments thereto filed hereafter shall be filed on behalf of each of the undersigned.

Dated: February 16, 2016	MEDTRONIC PLC

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Executive Vice President and Chief Financial Officer

MEDTRONIC, INC.

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Executive Vice President and Chief Financial Officer

MEDTRONIC INTERNATIONAL, LTD.

	By:	/s/ Gary L. Ellis
	Print Name:	Gary L. Ellis
	Print Title:	Vice President and Chief Financial Officer